September 19, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Li Xiao and Kevin Vaughn

Dear Ms. Xiao and Mr. Vaughn:

Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 5, 2023, regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2022 filed with the Commission on March 23, 2023 (the “Original Filing”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1 to the Annual Report on Form 10-K (“Amendment No. 1”).

Form 10-K for Fiscal Year Ended December 31, 2022

Ex-31.1 and 31.2

302 Certifications, page 1

1.	Please amend your 10-K to provide revised 302 certifications that properly include item 4(b). In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

In response to the Staff’s comment, the Company has amended its 10-K to provide revised 302 certifications that are currently dated and refer to the Form 10-K/A.

Item 9A. Controls and Procedures

Management's Report on Internal Controls over Financial Reporting, page 34

2.	You did not provide management's assessment regarding internal control over financial reporting despite a statement at page 25 that you are required to evaluate your internal control procedures for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. Please amend your 10-K to include a management's assessment regarding internal control over financial reporting as required. Refer to Item 308 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounting for Warrants, page F-12

3.	You appear to have reported the public and private place warrants as derivative warrant liabilities on the balance sheets; however, you also state here that “The Company concluded that the Public Warrants and Private Placement Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.” Please revise to reconcile the apparent inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact legal counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,

By: /s/ Marc Balkin
Name: Marc Balkin
Title: Chief Executive Officer, Newcourt Acquisition Corp